UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT GROUP SECOND QUARTER AND FIRST HALF 2006 RESULTS

SIGNATURES

FIAT GROUP CONTINUES TO IMPROVE OPERATING PERFORMANCE, WITH SECOND QUARTER 2006 REVENUES UP 12.9% TO €13.6 BILLION AND TRADING PROFIT UP 83.1% TO €659 MILLION. NET INDUSTRIAL DEBT LEVELS DOWN €0.6 BILLION TO €2.3 BILLION.

2006 FULL YEAR GUIDANCE RAISED: TRADING PROFIT OF €1.85 BILLION, NET INCOME OF €800 MILLION AND NET INDUSTRIAL DEBT OF APPROXIMATELY €2 BILLION.

The Board of Directors of Fiat S.p.A. met today in Turin under the chaimanship of Luca Cordero di Montezemolo to approve the consolidated results of the Group for half year and second quarter of 2006.

s	Q2 Group net revenues rose 12.9% to € 13,6 billion in stable markets, driven by Fiat Auto (+20.8%), Agricultural and Construction Equipment (+6.2%) and Trucks (+5.2%)

s	Fiat Auto unit sales in excess of 1 million for first half 2006 (first time since 2001)

s	Group Trading profit nearly doubled at€659 million, with trading margin at 4.8%:
-	Fiat Auto positive for third consecutive quarter at €88 million (+€176 million) on the back of strong volumes
-	Trucks doubled to €163 million driven by volumes and cost efficiencies
- Agricultural and construction equipment at €273 million, a €59 million improvement over 2005 ex-one time gain, on the basis of strong construction equipment performance.

s	Third consecutive quarter of industrial cash flow generation (€0.6 billion) brought debt levels down to €2.3 billion (Industrial debt-to-equity down at 0.24:1)

s	2006 Group Guidance raised:
-	Trading profit at € 1.85 billion (Fiat Auto from € 200 to €250 million)

-	Net income at € 800 million

- Year-end net industrial debt to approximately €2.0 billion

s	Agreed terms of three new industrial alliances for geographical expansion of activities in China and Russia.

s	Agreed terms of new Joint Venture for financial services of Auto (Fidis)

s	Portfolio further refocused with sale of Banca Unione di Credito and stake in Ashok Leyland

Group results in the second quarter

Fiat Group recorded revenues of €13.6 billion in Q2 2006, up 12.9% from the same period in 2005. The improvement was principally attributable to the Automobiles business area, which had revenues of €6.6 billion, up nearly 19% from Q2 2005. Fiat Auto, whose revenues were up 20.8%, and Ferrari (+9.3%) were the main drivers of this increase.

Other Group Sectors also performed well, with agricultural and construction equipment revenues of €3 billion, up 6.2%, and trucks at €2.3 billion, up 5.2%.

Trading profit came in at €659 million, up sharply from €360 million in Q2 2005. The Group reached a trading margin of 4.8%. Significant improvements were achieved especially at Fiat Auto, which swung from a trading loss of €88 million to a trading profit of €88 million. The truck sector doubled its profit to €163 million, from €82 million in Q2 2005. The agricultural and construction equipment business had a trading profit of €273 million, down slightly from Q2 2005 which had benefited from a one-time reduction in health-care costs of €67 million. Exclusive of this one time item, CNH’s trading profit improved by €59 million in Q2 2006. Ferrari also increased by 32.5% to €53 million.

The Group’s operating income was €659 million, compared to €716 million in Q2 2005. Last year’s results included unusual income of €356 million representing in the main a portion of the General Motors settlement. Excluding the impact of these items operating income increased by €299 million.

Net financial expenses totalled €163 million in Q2 2006, down from net financial expenses of €237 million in Q2 2005. The improvement is mainly attributable to the reduction in net industrial debt.

In Q2 2006, income before taxes totalled €542 million, up from €473 million in the same period of 2005. Net of unusual items, income before taxes improved by €425 million, reflecting higher operating income of €299 million, lower net financial expenses for €74 million and improvement in investment income for €52 million.

Net income before minority interest in Q2 2006 came in at €330 million, compared with net income of €217 million in the same period of 2005. Excluding unusual items the Group improved net income performance by €369 million.

The Group generated positive industrial cash flow (change in net industrial debt, excluding capital increases, dividends, and the impact of foreign currency translation) of €0.6 billion in Q2 2006 thanks to positive operating performance and improved management of working capital.

The Group’s cash position at June 30, 2006 was €6.7 billion, €2.1 billion lower than the €8.8 billion at the end of March after € 0.7 billion net capital market repayment ( €1.7 repayment and €1.0 bond issuance) and reduction of bank debt and asset backed financing for approximately €1.0 billion.

Group results in the first six months

Fiat Group had revenues of €26.2 billion in H1 2006, up 14.7% from H1 2005. The increase was driven mainly by higher sales in the Automobiles business area, helped by a good performance in agricultural and construction equipment (+9.6%) and trucks (+5.1%).

Group trading profit more than doubled to €982 million, from €407 million in H1 2005, largely due to the improvements in the Automobiles business area, driven by the results of Fiat Auto (trading profit of €145 million, compared with a trading loss of €217 million in H1 2005), which broke the one million unit sold mark in six months for the first time since 2001. Trucks’ trading profit also improved sharply, reaching €233 million from €130 million in 2005.

The Group ended H1 2006 with an operating income of €982 million, compared with €1,445 million in H1 2005, which included unusual income of €1,134 million following the termination of the Master Agreement with General Motors and other one-off expenses, aggregating to €1,038 million. Excluding these items, operating income would have shown an increase of €575 million.

Net income before minority interest came in at €481 million in H1 2006, compared with net income of €510 million in H1 2005. Excluding unusual items the Group would have posted a net loss of €251 million in H1 2005. On a like-for-like basis H1 2006 net income improved by € 732 million.

Net industrial debt decreased by €0.9 billion, mainly due to the generation of cash from operating activities.

Automobiles

Volume increases in Q2 2006 boosted revenues in the Automobiles business area to €6.6 billion, up 18.9% from Q2 2005. Fiat Auto (Fiat, Alfa Romeo, Lancia, and Fiat Veicoli Commerciali) had revenues of €6.0 billion, up 20.8% from Q2 2005.

The strong acceleration in commercial results in Q2 2006 primarily reflected a good customer response to Fiat Auto’s new models, with Grande Punto in the lead (313,000 orders from its Italian launch in mid-September 2005). Fiat Auto delivered a total of 515,800 vehicles, 19.2% more than in Q2 2005. In Western Europe (347,400 units delivered), growth was 27.2%, in sharp contrast with overall market demand, which contracted by 0.7% during the period. In Italy, the increase in unit sales was 34%, more than five times than the growth in demand (+6%). Sales performance was also strong in other European countries, with deliveries up in all markets (UK +51.1%; Germany +20.1%; France +7.1%; Spain +1.5%), despite soft market demand (UK -4.0%; France -3%; Germany -2.0%).

Fiat Auto sales in Brazil increased 3.8% to 110,000 units, in line with the rise in demand (+3.9%). In Poland, where market demand was down 3.9%, Fiat Auto deliveries rose by 14.2%.

The market share of Fiat Auto in Western Europe improved by 1.6 percentage points to 7.6%. In Italy, the improvement was even higher, as market share rose by 3.7 percentage points to 30.7%. Fiat Auto’s share of the Brazilian car market remained stable (25%) and rose to 11.1% in Poland (+1.5 percentage points).

Sales of commercial vehicles also increased in Q2 2006, totalling 87,800 units (+13.1%), of which 59,800 in Western Europe (+18.1%), where demand rose by just 1%. Consequently, market share rose by 1.3 percentage points to 12.6%.

Automobiles had a trading profit of €134 million in Q2 2006, compared with a trading loss of €72 million in the same period of 2005. Trading margin came in at 2%, at the lower range of the mid-term target of 2-4%. The main driver of this shift in the quarter was Fiat Auto, which had a trading profit of €88 million, against a loss of €88 million in Q2 2005. Higher volumes, a better product mix following the introduction of new models, containment of governance costs, net of the advertising costs for launching the new models, contributed to the strong improvement.

New product roll-outs continued in Q2 2006. The Alfa 159 Sportwagon and Fiat Sedici were launched in countries outside Italy, following their introduction in Italy. The Grande Punto equipped with the innovative Starjet 1.4 litre 16 valve gasoline engine made its debut at dealerships. The Panda Monster special series created in cooperation with Ducati was introduced and available exclusively on the Internet. The entire series of 675 units was sold within days of the unveiling. Journalists and dealers test drove the new Alfa Spider, heir to the great Alfa Romeo tradition of convertibles. The working world acclaimed the New Ducato van, which has been accumulating international successes for 25 years and is now available in an even more efficient and comfortable version with appealing innovative technical solutions.

In H1 2006, Automobiles had revenues of €12.7 billion, up 21% from H1 2005.

Fiat Auto closed H1 2006 with revenues of €11.8 billion, up 22.2% driven by the sharp increase in volume resulting from the success of all new models.

In H1 2006, Fiat Auto delivered over 1 million cars for the first time since 2001. This represents a 17.5% increase compared to H1 2005. Deliveries rose by 21.9% in Western Europe (680,500 units delivered), compared with a 1.3% rise in overall demand. Volume increased by 27.1% in Italy, more than triple the rate of increase in demand (+7.9%).

Market share for automobiles (all brands) also recovered, climbing to 7.9% in Western Europe (+1.3 percentage points) and 30.7% in Italy (+3 percentage points). Fiat Auto’s share of the Brazilian market remained substantially unchanged (24.4%), as volumes rose (+7.8%) in step with the market. Market share remained largely unchanged in Poland (10.7%), in contrast with a decline in sales that was reversed only in the second quarter.

With 161,000 units, the overall total of commercial vehicle deliveries also rose during the first half (+10.1%). More than 100,000 units were delivered in Western Europe, corresponding to a 12.8% increase in volumes.

In Western Europe, the Fiat market share for commercial vehicles rose from 10.6% to 11.3%.

In H1 2006, the Automobiles generated a trading profit of €183 million (trading margin of 1.4%), against a trading loss of €238 million in H1 2005.

Fiat Auto had a trading profit of €145 million, in sharp contrast to the trading loss of €217 million recorded in H1 2005.

In Q2 2006, Maserati had revenues of €148 million, down 11.4% from the same period of 2005 which had benefited from additional sales of the special MC 12 series.

A total of 1,692 cars were delivered during the period, against 1,750 units delivered in 2005. The reduction in volume (-3.3%) was due to a slight decline in deliveries of the Quattroporte and Coupé models, partly offset by higher sales of the Spider model in the new GranSport version.

In Q2 2006 the trading loss of Maserati was €7 million, a reduction of over two-thirds from the loss posted in Q2 2005 (€24 million). The improvement mainly stems from cost efficiency gains.

Maserati had revenues of €269 million in H1, down 9.1% from H1 2005. Its trading loss was €26 million, halved over H1 2005. A total of 3,024 cars were delivered during the first half of the year, 3.8% less than in H1 2005.

Sales of the new version of the Quattroporte Sport GT, and of the GranSport MC Victory and GranSport Spyder models began in H1 2006. The two latter models were unveiled in March at the Geneva Motor Show. New sales outlets were also opened in Russia, China, Australia and Sweden.

Ferrari had revenues of €389 million in Q2 2006, up 9.3% from Q2 2005. This increase is largely attributable to sales of the special FXX series and improved product mix. Trading profit during the period was €53 million, compared with €40 million in the same period of 2005. Improved product mix and efficiency gains contributed to this increase.

Deliveries of the new 12 cylinder 599 GTB Fiorano got underway during the quarter, replacing the old 575M Maranello.

In H1 2006, Ferrari had revenues of €706 million (+16.7% from H1 2005). Deliveries to the dealer network during the period totalled 2,749 units, up 4.8% from 2005.

Trading profit of Ferrari doubled to €64 million in H1 2006, from €32 million in H1 2005.

Agricultural and Construction Equipment

The sector recorded revenues in Q2 2006 of €3.0 billion, an increase of 6% over Q2 2005 (4% on a currency equivalent basis). Sales of construction equipment increased significantly, while agricultural equipment sales declined slightly, due to market weakness, primarily in North America.

The global market for major agricultural equipment increased by 10% in unit terms over Q2 2005, and unit sales of CNH products to end customers increased by 7%.

In Q2 2006, unit shipments of major agricultural equipment to its dealer network declined by 2% as compared to Q2 2005. Tractor shipments were down in North America and flat in Western Europe but up in Latin America and Rest of the World markets. Shipments of combine harvesters to the network declined by around 5%, with lower volume in the Americas partially offset by increases in Western European and Rest of the World markets.

The global market for heavy and light construction equipment grew by approximately 6% in unit terms, in comparison with Q2 2005, and unit sales of CNH products to end customers increased accordingly.

In Q2 2006, CNH unit shipments of total heavy and light construction equipment to its dealer network increased by 5% over Q2 2005. Unit shipments of total light and heavy equipment to the network increased significantly in all markets, except North America, where shipments declined, as expected.

CNH closed Q2 2006 with a trading profit of €273 million, a decrease of €8 million from Q2 2005 but with trading margins still in excess of 9%. In 2005, CNH achieved a permanent reduction in current healthcare costs in North America which resulted in a one-time benefit €67 million. Excluding this one-off item, trading profit increased by €59 million due to higher volumes and better mix in construction equipment in addition to cost efficiencies (on a comparable basis, margins went from 7.5% to 9.1%).

CNH closed H1 2006 with revenues of €5,666 million, an increase of 10% over H1 2005 (5% on a constant currency basis). Sales of construction equipment increased substantially, while agricultural equipment sales were essentially flat.

CNH’s trading profit for H1 2006 was €410 million (trading margins of 7.2%), in line with H1 2005. In the prior year, CNH permanently reduced its healthcare costs in North America on an ongoing basis, resulting in a one-time €83 million benefit. Excluding this benefit, trading profit increased €88 million due to the same drivers outlined for the quarter.

The Company also made significant progress during the quarter to renew and upgrade its product line, including in North America Case IH new JX95 Straddle version utility tractor and two new Case CE models of Compact Track Loaders, in Latin America the Case IH Patriot 350-200 cv sprayer and the 2399 Extreme combine.

In Europe, Case launched the CX700 hydraulic excavator.

In North America, New Holland introduced two new models of higher horsepower Class II BoomerTM Compact Tractors (under 40 horsepower), two field sprayers and a new air hoe drill.

Trucks and commercial vehicles

Iveco closed Q2 2006 with revenues of €2.3 billion, up 5.2% from Q2 2005. The improvement reflects higher sales volume (+3%), an improved product and market mix, and higher pricing.

In Q2 2006, Iveco delivered a total of 47,500 vehicles, including 5,600 vehicles with a buy-back commitment, thereby realizing growth of 3% from Q2 2005. In Western Europe, where the market remained stable overall (+1.0% due to strong growth in the heavy and medium-range segments, partly offset by a contraction in the light-range segment), Iveco sold a total of 37,500 units, an increase of 2.2%. At the individual country level, sales were buoyant in Germany (+29.3%) and France (+8.5%), stable in the UK, and down in Spain (-13.2%) and Italy (-10.4%). Sales rose in the rest of Europe, Africa, and the Middle East, while they decreased in Latin America.

Iveco’s market share was stable overall in Western Europe, at 10.9%, as a lower share in the medium-range (-1.9 percentage points) and heavy-range segments (-0.5 points) was offset by the performance in light-range segment (+0.4 percentage points). Iveco enjoyed stable or higher market share in all the main Western European countries, with the sole exception of Italy (-1.8 percentage points), where the expected introduction of the New Daily slowed down sales of the older model.

In Q2 2006, the Company introduced the New Daily, the fifth generation of its best-selling commercial vehicle, that has sold 1.7 million units over the past 28 years. This new model got off to a strong start, with more than 15,000 orders already taken in Europe. Designed by Giugiaro, the New Daily is equipped with Euro4-compliant engines and is available in 2500 different combinations.

Iveco’s trading profit in Q2 2006 was €163 million, double the amount reported in Q2 2005. This sharp increase was attributable to higher volume, improved product and market mix and pricing, and the streamlining of product and governance costs. Trading margins are now 7.1%, up significantly from last year’s 3.8% and well within the range of the best competitors in the business.

H1 2006 revenues totalled €4.4 billion in, up 5.1% from H1 2005.

Iveco sold 89,500 vehicles during the period, including 8,600 with buy-back commitments. In Western Europe, deliveries totalled 70,900 (+2.8%) and its market share was 10.6% (-0.2 percentage points), as the recovery in Q2 did not offset the lower performance in Q1 ahead of the New Daily launch.

Iveco’s trading profit in H1 2006 was €233 million (trading margins of 5.3%), up 79.2% from H1 2005.

Components and Production Systems

Fiat Powertrain Technologies (FPT) had revenues of €1.6 billion in Q2 2006. Revenues were €1.2 billion in Q2 2005 and were related to the Industrial & Marine (I&M) product line for the full quarter in addition to a two months period (May and June) for the Passenger & Commercial Vehicles (P&CV) product line.

In Q2 2006, this product line sold 605,000 engines and 436,000 transmissions. Of these engines, about 21% were sold to third parties (diesel engines to GM and Suzuki).

The Industrial & Marine (I&M) product line sold 117,000 engines in Q2 2006, with volumes at substantially the same levels as in 2005.

Fiat Powertrain Technologies had a trading profit of €52 million (3.3% trading margins), up from €41 million in Q2 2005.

In April, production of the new transmission for Fiat/PSA commercial vehicles got underway at the Passengers & Commercial Vehicles product line in Termoli.

FPT had revenues of €3.2 billion in H1 2006 (€1.8 billion at P&CV and €1.4 billion at I&M). During the period, the Passengers & Commercial Vehicles product line sold over 1,200,000 engines and 870,000 transmissions. The Industrial & Marine product line sold 235,000 engines during H1 2006, a 2.5% increase due to higher volumes for Iveco and customers outside the Group.

In H1 2006 both product lines contributed to the increase in trading profit from €58 million to €86 million.

The results of FPT include both the activities taken over by the Company after termination of the Master Agreement with General Motors (Passenger & Commercial Vehicles) and the powertrain activities that were previously part of the Iveco Sector (Industrial & Marine).

In Q2 2006, Magneti Marelli had revenues of €1.1 billion, up 11.3% from Q2 2005. Revenue growth reflected increases in all business areas, stemming from higher volumes of both Fiat, Alfa, and Lancia models and non-Group customers. New products were launched by nearly all Magneti Marelli business lines during the quarter.

Magneti Marelli reported a trading profit of €50 million in Q2 2006. The €8 million improvement is attributable to higher sales volumes, streamlining of the cost structure, and efficiency gains. Margins of 4.4% are up from last year’s level of 4.1%.

In H1 2006, Magneti Marelli had revenues of €2.3 billion. The improvement from H1 2005 was 17.3% and is attributable to stronger performance in all business areas. During the same period, trading profit amounted to €92 million, up €17 million over H1 2005 (trading margins 3.9% v 3.8%). Higher sales volumes, efficiency gains, and an improved cost structure more than offset higher raw material costs.

In Q2 2006, Teksid had revenues of €260 million, down 8.5% from Q2 2005. Excluding the impact of the deconsolidation of a French subsidiary operating in the Cast Iron Business Unit effective January 1, 2006, comparison with Q2 2005 shows a 1.2% increase in revenues. This improvement reflects higher volumes (+4.4%) at the Magnesium Business Unit.

Teksid closed Q2 2006 with a trading profit of €18 million compared to €14 million in Q2 2005 thanks to cost efficiency gains, with margins up significantly to 6.9% from 4.9%.

In H1 2006, Teksid had revenues of €520 million, in line with H1 2005. Excluding the impact of the above mentioned change in scope, revenues would have increased by 11%, mainly due to higher volumes at the Cast Iron Business Unit (+5% on a comparable basis) and the favourable impact of foreign currency translation.

H1 2006 trading profit amounted to €30 million, as against €19 million in H1 2005 due to higher volumes and cost efficiency gains (margins 5.8% v 3.6%).

In Q2 2006, Comau posted revenues of €346 million, down 2.0% from Q2 2005. The change is due to a slowdown in activity levels in the Bodywork and Final Assembly business lines in Europe, not completely compensated by the improved performance of contract work in the Nafta area and Service operations. The market environment remained difficult due to the low level of investments by car makers. In this context, the order intake in Q2 2006 amounted to €338 million (-8.8% compared with Q2 2005).

In Q2 2006, Comau recorded a trading loss of €15 million, as compared to a trading loss of €6 mllion in Q2 2005. The deterioration is attributable to lower volume and margins in European Bodywork operations, which was only partly offset by the improved performance of contract work in the Nafta area.

In H1 2006, Comau posted revenues of €652 million, a reduction of 2.5% compared with H1 2005. On a comparable scope of operations, revenues would have been virtually unchanged. Outstanding contract work at the end of June 2006 amounted to €707 million, in line with end of 2005. In H1 2006 Comau had a trading loss of €21 million, as compared to a trading loss of €15 million in H1 2005.

Other Businesses

Business Solutions posted revenues of €168 million in Q2 2006, 7.7% less than in the corresponding period of 2005. The reduction is due to the change in the scope of consolidation, following the sale of telecommunication company Atlanet. On a comparable basis, revenues would have increased by 5.0% due to the increase in services rendered to Group companies, which accounted for over 60% of revenues in the quarter.

In Q2 2006, trading profit totalled €11 million a €5 million increase mainly attributable to cost efficiency gains.

In June, Business Solutions sold Sestrieres S.p.A., the operator of a ski and winter sports resort in the Italian Alps.

In H1 2006, Business Solutions posted revenues of €306 million. The decrease of 13.3% from H1 2005 was mainly due to changes in the scope of consolidation. On a comparable basis, revenues increased by 5.0%.

In H1 2006 trading profit of Business Solutions totalled €15 million as compared to €8 million in H1 2005.

Itedi had €108 million in revenues in Q2 2006. The 1.8% decrease from Q2 2005 was mainly due to lower advertising revenues generated by Publikompass from television and periodicals.

During the period, Itedi had a trading profit of €5 million. The €2 million decrease from Q2 2005 mainly reflected the decrease in revenues, the costs associated with the new rotary press industrial project and higher cost of paper.

Itedi had revenues of €202 million in H1 2006, virtually unchanged from H1 2005. During the same period, Itedi realized a trading profit of €5 million. The €7 million decrease from H1 2005 stemmed from the same drivers reported for the quarter.

Outlook for 2006

The Group’s first half results are well in line with the Group’s forecast performance for 2006, and reflects the continuing advances made in the reshaping of the industrial activities of the Group.

On this basis, the Group’s view of second semester performances is more optimistic and supports an upward revision of Group targets for the year: trading profit from €1.6 to €1.85 billion (Fiat Auto trading profit from € 200 to €250 million), net income from €700 to €800 million (exclusive of one-off gains) and net industrial debt at around €2 billion by year-end. All the other targets, including 2007 objectives, are confirmed.

Turin, July 24, 2006

Today, at 18:30 CET, the Group’s management will present the results for the second quarter of 2006 in a conference call with financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group’s website, www.fiatgroup.com.

Consolidated Income Statement of the Fiat Group

(in millions of euros)	2nd quarter 2006	2nd quarter 2005	1st half 2006	1sthalf 2005
Net revenues	13,608	12,052	26,164	22,807
Cost of sales	11,419	10,293	22,068	19,529
Selling, general and administrative costs	1,196	1,141	2,409	2,267
Research and development costs	371	342	701	681
Other income (expenses)	37	84	(4)	77
Trading profit	659	360	982	407
Gains (losses) on the disposal of investments	6	21	8	20
Restructuring costs	5	50	8	82
Other unusual income (expenses)	(1)	385	-	1,100
Operating result	659	716	982	1,445
Financial income (expenses)	(163)	(237)	(298)	(436)
Result from investments	46	(6)	90	25
Result before taxes	542	473	774	1,034
Income taxes	212	256	293	524
Result from continuing operations	330	217	481	510
Result from discontinued operations	-	-	-	-
Net result before minority interest	330	217	481	510
Minority interest	50	37	63	35
Group interest in net result	280	180	418	475

Net revenues

1st Half				2nd Quarter
2006	2005	% change	(in millions of euros)	2006	2005	% change
12,691	10,491	21.0	Automobiles (Fiat Auto, Maserati, Ferrari)	6,552	5,510	18.9
5,666	5,172	9.6	Agricultural and Construction Equipment (CNH)	3,014	2,839	6.2
4,357	4,144	5.1	Trucks and Commercial Vehicles (Iveco)	2,286	2,172	5.2
6,434	4,810	n.s.	Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	3,230	2,678	n.s.
775	787	-1.5	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies)	403	401	0.5
(3,759)	(2,597)	-	Eliminations	(1,877)	(1,548)	-
26,164	22,807	14.7	Total for the Group	13,608	12,052	12.9

Trading profit

1st Half				2nd Quarter
2006	2005	Change	(in millions of euros)	2006	2005	Change
183	(238)	421	Automobiles (Fiat Auto, Maserati, Ferrari)	134	(72)	206
410	405	5	Agricultural and Construction Equipment (CNH)	273	281	-8
233	130	103	Trucks and Commercial Vehicles (Iveco)	163	82	81
187	137	50	Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	105	91	14
(31)	(27)	-4	Other Businesses (Services, Publishing and Communications, Holding companies and Other companies) and Eliminations	(16)	(22)	6
982	407	575	Total for the Group	659	360	299

Consolidated Balance Sheet of the Fiat Group
(in millions of euros)	At June 30, 2006	At December 31, 2005
ASSETS
Intangible assets	5,835	5,943
Property, plant and equipment	10,425	11,006
Investment property	21	26
Investments and other financial assets	2,219	2,333
Leased assets	1,370	1,254
Defined benefit plan assets	5	-
Deferred tax assets	1,926	2,104
Total Non-current assets	21,801	22,666
Inventories	8,750	7,881
Trade receivables	5,700	4,969
Receivables from financing activities	14,705	15,973
Other receivables	2,871	3,084
Accrued income and prepaid expenses	276	272
Current financial assets:	714	1,041
- Current investments	29	31
- Current securities	319	556
- Other financial assets	366	454
Cash and cash equivalents	6,126	6,417
Total Current assets	39,142	39,637
Assets held for sale (a)	1,391	151
TOTAL ASSETS	62,334	62,454
Total assets adjusted for asset-backed financing transactions	52,421	51,725
LIABILITIES
Stockholders' equity:	9,462	9,413
- Stockholders' equity of the Group	8,682	8,681
- Minority interest	780	732
Provisions:	8,469	8,698
- Employee benefits	3,696	3,919
- Other provisions	4,773	4,779
Debt:	23,430	25,761
- Asset-backed financing (b)	9,913	10,729
- Other debt (b)	13,517	15,032
Other financial liabilities	170	189
Trade payables	12,551	11,777
Other payables	5,362	4,821
Deferred tax liabilities	347	405
Accrued expenses and deferred income	1,355	1,280
Liabilities held for sale (a)	1,188	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	62,334	62,454
Total liabilities adjusted for asset-backed financing transactions	52,421	51,725

a)  At June 30, 2006, the item Assets held for sale includes, among other things, the carrying amount of assets of B.U.C. for 1,357 million euros, of which cash and cash equivalents amounting to 191 million euros and current securities to 102 million euros; the item Liabilities held for sale includes, among other things, B.U.C.’s liabilities for 1,188 million euros, of which debt amounting to 1,101 million euros.

b) The amounts of Other debt and Asset-backed financing at December 31, 2005 differ from those published in the Consolidated Financial Statements at December 31, 2005 due to the reclassification of certain debt amounting to 519 million euros and previously classified as Other debt, to Asset-backed financing, as it substantially relates to the securitisation of receivables. This reclassification did not, however, alter the total amount presented as Debt.

Consolidated Statement of Cash Flows of the Fiat Group
(in millions of euros)			1st half 2006	1sthalf 2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result before minority interest		481	510
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		1,497	1,217
	(Gains) losses and other non-monetary items		(7)	(25)
	Dividends received		61	20
	Change in provisions		(159)	120
	Change in deferred income taxes		70	282
	Change in items due to buy-back commitments	(a)	(5)	(58)
	Change in working capital		(12)	(1,011)
	Total		1,926	1,055
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,556)	(1,090)
	- Investments		(37)	(30)
	Proceeds from the sale of non-current assets		293	131
	Net change in receivables from financing activities		(281)	144
	Change in current securities		136	(151)
	Other changes	(b)	7	2,398
	Total		(1,438)	1,402
D)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities		(463)	(1,646)
	- Net change in financial payables		(590)	(1,921)
	- Net change in other financial assets/liabilities		127	275
	Increase in capital stock		18	7
	Dividends paid		(15)	(16)
	Total		(460)	(1,655)
	Translation exchange differences		(128)	227
E)	Total change in cash and cash equivalents		(100)	1,029
F)	Cash and cash equivalents at end of period		6,317	6,796
	of which: Cash and cash equivalents included as Assets held for sale (B.U.C.)		191	-
G)	Cash and cash equivalents at end of period as reported in the financial statements		6,126	6,796

(a) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.

(b) The item Other changes for the first half of 2005 included, amongst other things, the repayment of the loans granted by the central treasury to the financial services companies sold by Iveco as part of the transaction with Barclays (receipts of approximately 2 billion euros) and the effects of the unwinding of the joint ventures with General Motors (inflows of approximately 500 million euros).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney